Laclede Gas Company
720 olive street
st. louis, missouri 63101

MARK C. DARRELL
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

May 10, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          Laclede Gas Company (“Laclede Gas”)
Registration Statement on Form S-3
Filed April 9, 2010
File No. 333-165974 (the “Registration Statement”)
Form 10-K for the fiscal year ended September 30, 2009
Filed November 20, 2009
Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010
Filed January 29, 2010 and April 30, 2010
File No. 001-01822

Dear Mr. Owings:

The following supplementary information is in response to your letter dated May 3, 2010 to me regarding the above-captioned filings of Laclede Gas.

General

1.
Please advise us of the basis on which you are conducting the offering on Form S-3.  If you are relying on Instruction I.C. of Form S-3, please explain how you meet the requirements set forth in that instruction.  It is unclear whether the unsecured debt securities and preferred stock being registered in this offering are non-convertible investment grade securities or that your parent is providing any guarantees on the payments obligations of those securities or on the securities themselves.

Response:

Laclede Gas is relying on Instruction I.C. of Form S-3 for its eligibility requirements.  More specifically, Laclede Gas meets the Registrant Requirements, including under

Instruction I.A.2. as it is required to file reports pursuant to Section 15(d) of the Exchange Act.  The securities registered under the Registration Statement meet the Transaction Requirement under Instruction I.B.2. as they will be limited to non-convertible investment grade securities not guaranteed by its parent, The Laclede Group, Inc.  We will file a pre-effective amendment to the Registration Statement clarifying that the unsecured debt securities and preferred stock that may be offered pursuant to the Registration Statement will not be convertible and will not be guaranteed by our parent.  Although security ratings have not been assigned to the unsecured debt securities and preferred stock, Laclede Gas reasonably believes that the security rating requirement set forth in the Transaction Requirement under Instruction I.B.2. will be met by the time of any sale of such securities.  At the date hereof, the first mortgage bonds that may be offered pursuant to the Registration Statement are rated A by Standard & Poor’s Rating Group, A2 by Moody’s Investors Service and A+ by Fitch Ratings.

2.
Please tell us if this filing is a replacement for your previously filed registration statement on Form S-3 (file no. 333-141439).  If this filing is a replacement shelf registration statement, please indicate on the bottom of the facing page the amount of the unsold securities being included on the replacement registration statement and the file number of the expiring registration statement.  Refer to Rule 415(a)(6) of the Securities Act.

Response:

This filing is not a replacement for our previously filed registration statement on Form S-3 (file no. 333-141439).  Upon the effectiveness of the Registration Statement, we will file a post-effective amendment to such previously filed registration statement deregistering the $270 million in securities that were registered but not sold thereunder.

Where You Can Find More Information, page 1

3.
Please revise to incorporate your most recently filed Form 10-Q and applicable Forms 8-K.  Refer to Question 123.05 of our Compliance and Disclosure Interpretations: Securities Act Forms, which is available on our website.

Response

In the pre-effective amendment referenced in our Response to Comment 1, we will also incorporate the most recently filed Form 10-Q and any applicable Forms 8-K.

Form 10-K for the fiscal year ended September 30, 2009 and Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010

4.
Item 9A of your Form 10-K and Item 4 of your Forms 10-Q do not distinguish whether the disclosure controls and procedures and internal control over financial reporting disclosures relate to both The Laclede Group and Laclede Gas Company.  In future filings, please clarify.

Response

In future filings we will clarify in our disclosures in Item 9A of our Form 10-K and Item 4 of our Forms 10-Q that the disclosure controls and procedures and internal control over financial reporting disclosures relate to both The Laclede Group and Laclede Gas.

*     *     *

We acknowledge that:

•	Should the Commission or staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated May 3, 2010 but if any items require clarifications, please contact me at 314-342-0520 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,

/s/ Mark C. Darrell

cc:           Ronald E. Alper
Brigitte Lippmann